SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)


                  CITIZENS SECURITY GROUP INC.
                       (Name of taxpayer)

                  Common Stock, par value $.01
                 (Title of Class of Securities)

                           176672 10 3
                         (CUSIP Number)


Check the following box if a fee is being paid with this
statement   (a fee is not required only if the filing person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d.7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1954 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                 (Continued on following pages)
                           Page 1 of 4
CUSIP NO.      176672103                13G

1.  Reporting Person:    Citizens Security Mutual Insurance
Company (41-0190580)

2.  Check the appropriate box if a member of a group #       (a)
                                                 (b)

3.  SEC use
only:___________________________________________________

_________________________________________________________________

4.  Citizenship or place of organization:    Minnesota

Number of Shares Beneficially Owned by each Reporting Person
With:

     5..Sole Voting Power:         0

     6.  Shared Voting Power:           0

     7.  Sole Dispositive Power:   0

     8.  Shared Dispositive Power: 0

9.    Aggregate Amount Beneficially Owned by Each Reporting
Person:     0

10.  Check Box if the Aggregate Amount in Row 9 Excludes Certain
Shares:

11.  Percent of Class Represented by Amount in Row 9:      0%

12.  Type of Reporting Person:      IC













                           Page 2 of 4
                          SCHEDULE 13G

Item 1(a).  Name of Issuer:  Citizens Security Group Inc. (the
"Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:
          406 Main Street, Red Wing, Minnesota  55066

Item 2(a).  Name of Person Filing:
     Citizens Security Mutual Insurance Company

Item 2(b).  Address of Principal Business Office:
                    406 Main Street
                    Red Wing, Minnesota  55066
Item 2(c).  Citizenship  Organized in Minnesota

Item 2(d).  Title of Class of Securities:    Common Stock,  $.01
par value

Item 2(e).  CUSIP Number:     176672103

Item 3.  Indemnification:          Does not apply

Item 4.  Ownership:

     (a)  Amount Beneficially Owned:                        0
     (b)  Percent of Class                                  0%
     (c)  Number of Shares as to which Such Person Has:
          (  i)     sole power to vote or to direct the vote:              0
          ( ii)     shared power to vote or direct the vote:               0
          (iii)     sole power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class:      Does not apply

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
               Does not apply

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the Parent
         Holding Company.         Does not apply

Item 8.  Identification and Classification of Members of the
         Group.    Does not apply

Item 9.  Notice of Dissolution of Group.          Does not apply

Item 10.  Certification                 Does not apply

                           Page 3 of 4

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Citizens Security Mutual Insurance Company


Dated:  August 9, 1996        By:   s/J. Mark McKinzie_________________
                              J. Mark McKinzie, Vice President & Secretary































                           Page 4 of 4